Exhibit 99.1

[LETTERHEAD OF Steel Partners Holdings L.P.]

November 19, 2020

Board of Directors
Steel Connect, Inc.

1601 Trapelo Road, Suite 170

Waltham, Massachusetts 02451

Members of the Board:

Steel Partners Holdings L.P. (“Steel Partners”) is pleased to submit this non-binding expression of interest in a potential combination (the “Proposed Transaction”) of Steel Partners and Steel Connect, Inc. (“Steel Connect”). Under our proposal, stockholders of Steel Connect (other than Steel Partners and its subsidiaries) would receive, in exchange for each share of Steel Connect common stock, consideration consisting of cash and units of our publicly traded 6% Series A Preferred Units, which would imply a value per share of Steel Connect common stock in the range of $0.65 to $0.72.

We expect that the Steel Connect board of directors will promptly establish a committee of independent directors (the “Special Committee”), having broad power and authority to, among other things, retain its own independent legal and financial advisors, to review, evaluate, consider, negotiate and approve or disapprove the Proposed Transaction. Steel Partners and its affiliates and related parties (the “SPLP Parties”) do not intend to participate in the evaluation of the Proposed Transaction by Steel Connect, the Special Committee or the Special Committee’s legal or financial advisors. In addition, Steel Partners will not proceed with the Proposed Transaction unless it is approved by the Special Committee, and the Proposed Transaction will be subject to a non-waivable condition requiring approval of a majority of the shares outstanding of Steel Connect not owned by the SPLP Parties, senior management or their respective affiliates or associates. Consummation of the Proposed Transaction would also be contingent, among other things, on receipt of any required regulatory approvals and other customary conditions to closing.

Due to Steel Partners’ obligations under the federal securities laws, we intend to promptly file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission.

Neither the failure of the Special Committee nor a majority of the minority stockholders of Steel Connect to approve the Proposed Transaction will adversely affect the SPLP Parties’ ongoing relationship with Steel Connect. In the absence of the Proposed Transaction, the SPLP Parties intend to remain long-term stockholders of Steel Connect. Accordingly, the SPLP Parties would not expect, in their capacities as stockholders of Steel Connect, to vote in favor of any alternative sale, merger or other extraordinary corporate transaction involving Steel Connect.

Board of Directors

Steel Connect, Inc.

November 19, 2020

This letter does not constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation of any of the SPLP Parties with respect to the Proposed Transaction will be only as set forth in a definitive written agreement executed between Steel Partners and Steel Connect.

We are prepared to negotiate all aspects of the Proposed Transaction, and we look forward to the opportunity to discuss this proposal with the Special Committee and its advisors and to negotiate and consummate a mutually acceptable transaction.

Sincerely,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein

Executive Chairman

Steel Partners Holdings L.P.